CUSIP No. 971378104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

WillScot Mobile Mini Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

971378104

 (CUSIP Number)

William R. Burke
Kirkland & Ellis International LLP
30 St Mary Axe
London EC3A 8AF
United Kingdom

+44 20 7469 2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2021

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Holding S.à r.l.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person CO

Notes:

(1) According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital II Holdings L.P.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person PN

Notes:

(1) According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital LLP
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person PN

Notes:

(1) According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Stephen Robertson
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person IN

Notes:

(1) The reported amount does not include 100,000 shares of Common Stock owned directly by Stephen Robertson.

(2) According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Manjit Dale
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person IN

Notes:

(1) According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

This filing amends the Schedule 13D filed on December 11, 2017 (the “First Filing,” as amended by that certain Amendment Number 1 thereto filed on January 23, 2018 and as further amended by Amendment Number 2 thereto filed on August 23, 2018, Amendment Number 3 thereto filed on August 30, 2018, Amendment Number 4 thereto filed on March 4, 2020, Amendment Number 5 thereto filed on July 2, 2020, Amendment Number 6 thereto filed on August 26, 2020, Amendment Number 7 thereto filed on March 9, 2021 and Amendment No. 8 thereto filed on July 14, 2021, collectively, the “Original Filing”) regarding the Common Stock. This Amendment Number 9 is being filed to reflect the sale of shares of Common Stock by Sapphire Holding, as more fully described below. Except as amended herein, the Original Filing is unchanged. References should be made to the Original Filing for additional information.

Item 1. Security and Issuer.

No material changes.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following paragraphs:

On September 6, 2021, the Issuer and Sapphire Holding entered into a privately negotiated stock repurchase agreement pursuant to which the Issuer agreed to repurchase directly from Sapphire Holding 2,379,839 shares of Common Stock held by Sapphire Holding as part of the Issuer’s existing stock repurchase program (the “Stock Repurchase”). Delivery of the shares took place on September 14, 2021.

On September 9, 2021, the Issuer, Sapphire Holding and Morgan Stanley & Co. LLC (the “Underwriter”) entered into an Underwriting Agreement (the “Underwriting Agreement”) pursuant to which Sapphire Holding agreed to sell to the Underwriter, and the Underwriter agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth in the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, 21,410,019 shares of Common Stock held by Sapphire Holding (the “Offering”). Delivery of the 21,410,019 shares of Common Stock sold pursuant to the Underwriting Agreement took place on September 14, 2021.

The remaining 8,532 shares of Common Stock held by Sapphire Holding will be forfeited as they are subject to vesting conditions that will not be met.

Item 5. Interest in Securities of the Issuer.

Item 5 “Interest in Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 4 of the Original Filing and on the cover pages of this Schedule 13D/A is incorporated by reference in its entirety into this Item 5.

(a), (b) and (c)

Sapphire Holding holds 0% of the Common Stock. According to the Prospectus Supplement (to the Prospectus dated March 1, 2021) filed by the Issuer pursuant to Rule 424(b)(7) on September 13, 2021, there were 226,323,893 shares of Common Stock outstanding as of September 3, 2021.

Except as otherwise disclosed in this Schedule 13D/A, none of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has equity or other ownership interests in the Issuer. None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as otherwise described in this Schedule 13D/A.

(d)

To the knowledge of the Reporting Persons, no person, other than the stockholders as set forth on Schedule B of the Original Filing, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Persons.

(e)

September 14, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 4 of the Original Filing and Items 4 and 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 7, 2021

SAPPHIRE HOLDING S.À R.L.

By:	/s/ Evelina Ezerinskaite
Evelina Ezerinskaite as Attorney-in-Fact

TDR CAPITAL II HOLDINGS L.P.

By:	/s/ Blair Thompson
Blair Thompson, for and on behalf of TDR Capital LLP, as manager of TDR Capital II Holdings L.P.

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Blair Thompson, Partner

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale